                            [Clifford Chance Letterhead]

July 18, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Vincent Di Stefano, Division of Investment Management

RE:  PROSPECT ENERGY CORPORATION
     FILE NOS. 333-132575 AND 814-659

Dear Mr. Di Stefano:

     Thank you for your telephonic comments on July 13, 2006 regarding the registration statement on Form N-2 (the "Registration Statement") for Prospect
Energy Corporation (the "Fund") filed with the Securities and Exchange
Commission (the "Commission") on March 20, 2006. The Registration Statement
relates to the shelf offering of the Fund. Below, we describe the changes made to the Registration Statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

     The Fund has considered the Staff's comments and has authorized us to make on its behalf the responses and changes discussed below to the Registration
Statement. These changes will be reflected in pre-effective amendment No. 2 to the Registration Statement, which will be filed via EDGAR shortly after we have confirmed with you that the responses below are acceptable.

COMMENTS TO PROSPECTUS
----------------------

COMMENT 1. PLEASE REVISE THE DISCLOSURE TO INCLUDE THE MATERIAL TERMS OF THE
           SUBJECT SECURITIES SUCH AS PREFERRED STOCK, WARRANTS OR DEBT
           SECURITIES.

               Response 1. Language has been added accordingly, as reflected in the attached pages 76 to 85.

COMMENT 2. PLEASE REMOVE THE FOOTNOTES FROM BETWEEN THE FEE TABLE AND EXAMPLE
           AND INSERT THEM IMMEDIATELY AFTER THE EXAMPLE.

               Response 2. We have moved the footnotes to immediately after the
               Example, as reflected in the attached pages 7 to 10.

COMMENT 3. THE FIRST PARAGRAPH OF "RISK FACTORS-POTENTIAL CONFLICTS OF INTEREST
           COULD IMPACT OUR INVESTMENT RETURNS" STATES THAT THE FUND'S EXECUTIVE
           OFFICERS AND DIRECTORS AND MANAGEMENT OF THE INVESTMENT ADVISER MAY
           HAVE OBLIGATIONS TO INVESTORS IN OTHER ENTITIES. PLEASE DISCLOSE THE
           POTENTIAL CONFLICT OF INTEREST ISSUES (GIVE EXAMPLES) AND WHAT
           PROCEDURE THE COMPANY WILL TAKE TO RESOLVE THEM.

               Response 3. We have revised this risk factor to address this comment, as reflected on the attached page 18.

COMMENT 4. PLEASE FILE COUNSEL OPINION.

               Response 4. We will file our opinion with pre-effective amendment
               No. 2 to the Registration Statement.

COMMENT 5. ON PAGE 6 OF THE "FEES AND EXPENSES" SECTION, PLEASE ADD "AND USED
           THE CONTRACTUAL FEE DUE TO THE INVESTMENT ADVISER." AT THE END OF THE
           EXISTING SENTENCE "THE TABLE IS BASED ON OUR NET ASSETS OF MARCH 31,
           2006 AND ASSUMES THAT WE HAVE BORROWED ALL $30 MILLION AVAILABLE
           UNDER OUR LINE OF CREDIT ON THAT DATE."

               Response 5. The language has been revised accordingly, as
               reflected on the attached page 7.

COMMENT 6. FOOTNOTE (6) ON PAGE 7 SAYS "IN THE CHART ABOVE, WE HAVE ASSUMED A
           PRE-INCENTIVE FEE NET INVESTMENT OF INCOME OF 10.20% AS A PERCENTAGE
           OF NET ASSETS." WHERE DOES THE 10.20% COME FROM?

               Response 6. 10.20% is based on the actual amount of the incentive fee paid by the Fund for the quarter ended March 31, 2006.

COMMENT 7. IN THE "EXAMPLE" OF EXPENSES TABLE FOR 1, 3, 5, AND 10 YEARS, THE
           NUMBERS SEEM LOW. PLEASE REVISE TO TAKE INTO ACCOUNT THE TRANSACTION
           EXPENSES.

               Response 7. The expense figures have been revised accordingly.

     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489. Thank you.

Best Regards,

/s/ Leonard B. Mackey

Leonard B. Mackey

Attachments

                                        2

Fees and Expenses

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly.  We caution you that some of the percentages indicated in the table below are estimates and may vary.  The table is based on our net assets at March 31, 2006 and assumes that we have borrowed all $30 million available under our line of credit on that date and used the contractual fee due to the Investment Adviser.  Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "Prospect Energy," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Prospect Energy.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)(1)	5.50%
Offering expenses borne by us (as a percentage of offering price)(2)	1.32%
Dividend reinvestment plan expenses (3)	None
Total stockholder transaction expenses (as a percentage of offering price)(4)	6.82%
Annual expenses (as a percentage of net assets attributable to common stock)*:
Base management fee	2.60%(5)
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)	2.04%(6)
Interest payments on borrowed funds	2.58%(7)
Other expenses	1.96%(8)
Total annual expenses (estimated)	9.18%(6)(8)(9)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock.  In calculating the following expense amounts, we have assumed we would have no leverage and that our annual operating expenses would remain at the levels set forth in the table above.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$162	$338	$499	$843

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.  The income incentive fee under the Investment Advisory Agreement would be zero at the 5% annual return assumption, as required by the SEC for this table, since no incentive fee is paid until the annual return exceeds 7%; however, the income incentive fee currently being earned is nevertheless used to aggregate total expenses in the example as if the annual return were at the level recently achieved, which is higher than 5%, in accordance with SEC requirements.  Accordingly, the resulting calculations overstate expenses at the 5% annual return as these calculations do not reflect the provisions of the Investment Advisory Agreement as it would actually be applied in the case of a 5% annual return.  This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods.  If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher.  In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend.  See "Dividend reinvestment plan" for additional information regarding our dividend reinvestment plan.

This example and the expenses in the table above should not be considered a representation of our future expenses.  Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

*                Net assets attributable to our common stock equal net assets (i.e., total assets less liabilities other than liabilities for money borrowed for investment purposes) at March 31, 2006.

(1)              In the event that the Securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)              The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)              The expenses of the dividend reinvestment plan are included in "other expenses."

(4)              The related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.

(5)              Our base management fee is 2.00% of our gross assets (which include any amount borrowed, i.e., total assets without deduction for any liabilities).  Assuming that we have borrowed $30 million, the 2.00% management fee of gross assets equals 2.60% of net assets.  See "Management—Investment Advisory Agreement" and footnote 6 below.

(6)              We expect to invest all of the net proceeds from securities registered under the registration statement of which this prospectus is a part within three years or less of the date of the initial registration and may have capital gains and interest income that could result in the payment of an incentive fee to our Investment Adviser in the first year after completion of this offering. However, the incentive fee payable to our investment adviser is based on our performance and will not be paid unless we achieve certain goals. In the chart above, we have assumed ~~a~~our pre-incentive fee net investment income ~~of~~is an amount equal to 10.20% ~~as a percentage~~ of our net assets.  The incentive fee consists of two parts.  The first part, the income incentive fee, which is payable quarterly in arrears, will equal 20% of the excess, if any, of our pre-incentive fee net investment income that exceeds a 1.75% quarterly (7% annualized) hurdle rate, subject to a "catch up" provision measured as of the end of each calendar quarter.  In April 2006, we paid an incentive fee of $531,489 (see calculation below).  We expect the incentive fees we pay to increase to the extent we earn greater interest and dividend income through our investments in portfolio companies and, to a lesser extent, realize capital gains upon the sale of warrants or other equity investments in our portfolio companies.  Our Investment Adviser has voluntarily agreed that, for each fiscal quarter after January 1, 2005, the quarterly hurdle rate will be equal to the greater of (a) 1.75% and (b) a percentage equal to (i) the sum of the daily average of the "quoted treasury rate" for each month in the immediately preceding two quarters plus (ii) 0.50%.  Our Investment Adviser may terminate this voluntary agreement at any time upon 90 days' prior notice.  The "catch-up" provision requires us to pay 100% of our pre-incentive fee net investment income with respect to that portion of such income, if any, that exceeds the hurdle rate but is less than 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%).  The catch-up provision is meant to provide our Investment Adviser with 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 125% of the quarterly hurdle rate in any calendar quarter (8.75% annualized assuming an annualized hurdle rate of 7%).  The income incentive fee will be computed and paid on income that may include interest that is accrued but not yet received in cash.  Our pre-incentive fee net investment income used to calculate the income incentive fee is also included in the amount of our gross assets used to calculate the 2% base management fee (see footnote 5 above).  The second part of the incentive fee, the capital gains incentive fee, will equal 20% of our realized capital gains, if any, computed net of all realized capital losses and unrealized capital depreciation.

Examples of how the incentive fee is calculated are as follows:

Assuming pre-incentive fee net investment income of 0.55%, there would be no income incentive fee because such income would not exceed the hurdle rate of 1.75%.

Assuming pre-incentive fee net investment income of 2.00%, the income incentive fee would be as follows:

= 100% × (2.00%—1.75%)
= 0.25%

Assuming pre-incentive fee net investment income of 2.30%, the income incentive fee would be as follows:

= (100% × ("catch-up": 2.1875%—1.75%)) + (20% × (2.30%—2.1875%))
= (100% × 0.4375%) + (20% × 0.1125%)
= 0.4375% + 0.0225%
= 0.46%

Assuming net realized capital gains of 6% and realized capital losses and unrealized capital depreciation of 1%, the capital gains incentive fee would be as follows:

= 20% × (6% – 1%)
= 20% × 5%
= 1%

The following is a calculation of the most recently paid Incentive fee of $531,489 in April 2006:

Prior Quarter Net Asset Value	$105,363,891
Quarterly Hurdle Rate	1.7500%**
Current Quarter Hurdle	$1,843,868
125% of the Quarterly Hurdle Rate	2.1875%
125% of the Current Quarter Hurdle	$2,304,835
Current Quarter Pre Incentive Fee Net Investment Income	$2,657,446
Incentive Fee – "Catch-Up"	$460,967
Incentive Fee – 20% in excess of 125% of the Current Quarter Hurdle	$70,522
Total Current Quarter Incentive Fee	$531,489

** Please note that the quoted treasury rate plus 0.50% was 1.5575%, therefore the quarterly hurdle rate of 1.75% was used.

For a more detailed discussion of the calculation of the two-part incentive fee, see "Management—Investment Advisory Agreement."

(7)              Although we may incur indebtedness before the proceeds of an offering are substantially invested, we have not yet decided to what extent we will finance investments using debt.  We currently have $30 million available to us under a credit facility.  For more information, see "Risk Factors—Changes in interest rates may affect our cost of capital and net investment income" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources, Capital Raising Activities."  The table above assumes that we have borrowed all $30 million available under our line of credit.  The table below shows our estimated annual expenses as a percentage of net assets attributable to common stock, assuming that we did not incur any indebtedness.

Base management fee	2.03%
Incentive fees payable under Investment Advisory Agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income)	2.04%
Interest payments on borrowed funds	None
Other expenses	1.96%
Total annual expenses (estimated)	6.03%

(8)              "Other expenses" is based on an estimate of expenses during the current fiscal year representing all of our estimated recurring operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as expenses in our Statement of Operations.  The estimate of our overhead expenses, including payments under the administration agreement based on our projected allocable portion of overhead and other expenses incurred by Prospect Administration in performing its obligations under the administration agreement.  "Other expenses" does not include non-recurring expenses.  See "Management—Administration Agreement."

(9)              Total annual expenses as a percentage of net assets attributable to our common stock are higher than the total annual expenses percentage would be for a company that is not leveraged.  We borrow money to leverage our net assets and increase our total assets.  The total annual expenses percentage is required by the SEC to be calculated as a percentage of net assets, rather than the total assets including assets that have been funded with borrowed monies.  If the total annual expense percentage were calculated as a percentage of total assets, our total annual expenses would be 7.06% of total assets.

~~Example~~

~~The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock.  In calculating the following expense amounts, we have assumed we would have no leverage and that our annual operating expenses would remain at the levels set forth in the table above.~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~You would pay the following expenses on a $1,000 investment, assuming a 5% annual return~~	~~$94~~	~~$270~~	~~$431~~	~~$775~~

~~While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%.  The income incentive fee under the Investment Advisory Agreement would be zero at the 5% annual return assumption, as required by the SEC for this table, since no incentive fee is~~

 ~~paid until the annual return exceeds 7%; however, the income incentive fee currently being earned is nevertheless used to aggregate total expenses in the example as if the annual return were at the level recently achieved, which is higher than 5%, in accordance with SEC requirements.  Accordingly, the resulting calculations overstate expenses at the 5% annual return as these calculations do not reflect the provisions of the Investment Advisory Agreement as it would actually be applied in the case of a 5% annual return.  This illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation in any of the indicated time periods.  If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors after such expenses, would be higher.  In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend.  See "Dividend reinvestment plan" for additional information regarding our dividend reinvestment plan.~~

~~This example and the expenses in the table above should not be considered a representation of our future expenses.  Actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.~~

investments may make it difficult for us to sell such investments if the need arises.  In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments.  In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or our Investment Adviser has material non-public information regarding such portfolio company.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest or dividend rates payable on the debt or equity securities we acquire, the default rate on debt securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, the seasonality of the energy industry, weather patterns, changes in energy prices and general economic conditions.  As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Potential conflicts of interest could impact our investment returns.

Our executive officers and directors, and the executive officers of our Investment Adviser, Prospect Capital Management, may serve as officers, directors or principals of entities that operate in the same or related lines of business as we do or of investment funds managed by our affiliates.  Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders.  ~~Nevertheless~~For example, it is possible that new investment opportunities that meet our investment objective may come to the attention of one these entities in connection with another investment advisory client or program, and, if so, such opportunity might not be offered, or otherwise made available, to us.  If that were to occur, we would not have the opportunity to benefit from such investment, as a result of which our investment returns may be lower than they would have been had we made such investment.  However, as an investment adviser, Prospect Capital Management has a fiduciary obligation to act in the best interests of its clients, including us.  To that end, if Prospect Capital Management or its affiliates manage any additional investment vehicles or client accounts in the future, Prospect Capital Management will endeavor to allocate investment opportunities in a fair and equitable manner over time so as not to discriminate unfairly against any client, including us.  Our Board of Directors will periodically review the policies and procedures of Prospect Capital Management for allocation of investment opportunities.  If Prospect Capital Management chooses to establish another investment fund in the future, when the investment professionals of Prospect Capital Management identify an investment, they will have to choose which investment fund should make the investment.

In the course of our investing activities, under the Investment Advisory Agreement we pay base management and incentive fees to Prospect Capital Management, and reimburse Prospect Capital Management for certain expenses it incurs.  As a result of the Investment Advisory Agreement, there may be times when the management team of Prospect Capital Management has interests that differ from those of our stockholders, giving rise to a conflict.

Prospect Capital Management receives a quarterly income incentive fee based, in part, on our pre-incentive fee net investment income, if any, for the immediately preceding calendar quarter.  This income incentive fee is subject to a quarterly hurdle rate before providing an income incentive fee return to the Investment Adviser.  To the extent we or Prospect Capital Management are able to exert influence over our portfolio companies, the income incentive fee may provide Prospect Capital Management with an incentive to induce our portfolio companies to accelerate or defer interest or other obligations owed to us from one calendar quarter to another.  If our Investment Adviser terminates its voluntary agreement to have the income incentive fee be subject to a fluctuating hurdle rate, the hurdle rate would be fixed.  This fixed hurdle rate has been based in relation to current interest rates, which are currently relatively low on a historical basis.  Thus, if interest rates rise, it would become easier for our investment income to exceed the hurdle rate and, as a result, more likely that our Investment Adviser will receive an income incentive fee than if interest rates on our investments remained constant or decreased.  Subject to the receipt of any requisite shareholder approval under the 1940 Act, our Board of Directors may readjust the hurdle rate by amending the Investment Advisory Agreement.

DESCRIPTION OF OUR PREFERRED STOCK

General

In addition to shares of common stock, our charter authorizes the issuance of preferred stock.  If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement.  We may issue preferred stock from time to time in one or more series, without stockholder approval.  Our Board of Directors is authorized to fix for any series of preferred stock the number of shares of such series and the designation, relative powers, preferences and rights, and the qualifications, limitations or restrictions of such series; except that, such an issuance must adhere to the requirements of the 1940 Act, Maryland law and any other limitations imposed by law.

The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets (taking into account such distribution) and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more.

Terms

For any series of preferred stock that we may issue, our Board of Directors will determine and the prospectus supplement relating to such series will describe:

•              the designation and number of shares of such series;

•              the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are cumulative or non-cumulative and participating or non-participating;

•              any provisions relating to convertibility or exchangeability of the shares of such series;

•              the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•              the voting powers, if any, of the holders of shares of such series;

•              any provisions relating to the redemption of the shares of such series;

•              any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•              any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•              if applicable, a discussion of certain U.S. federal income tax considerations; and

•              any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

Rank

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our Board of Directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which cumulative dividends, if any, thereon will be cumulative.

Dividends

Unless otherwise specified in the applicable prospectus supplement, the preferred stock will have the rights with respect to payment of dividends set forth below.

Holders of the preferred stock of each series will be entitled to receive, when, as and if authorized by our board of directors and declared by us, out of our assets legally available for payment, cash dividends in the amounts and on the dates as will be set forth in, or pursuant to, the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear on our share transfer books on the record dates as are fixed by our board of directors.

Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the board of directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are non-cumulative, then the holders of this series of preferred stock will have no right to receive a dividend in respect of the related dividend period and we will have no obligation to pay the dividend accrued for the period, whether or not dividends on this series of preferred stock are declared payable on any future dividend payment date.

If preferred stock of any series is outstanding, no full dividends will be declared or paid or set apart for payment on any of our stock of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of this series for any period unless:

  •   if this series of preferred stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment for all past dividend periods; or

  •   if this series of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment on the preferred stock of this series.

When dividends are not paid in full or a sum sufficient for the full payment is not so set apart upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of this series, all dividends declared upon the preferred stock of this series and any other series of preferred stock ranking on a parity as to dividends with the preferred stock will be declared pro rata so that the amount of dividends declared per share of preferred stock of this series and the other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of this series and the other series of preferred stock, which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend, bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on preferred stock of this series which may be in arrears.

Except as provided in the immediately preceding paragraph, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of this series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods, and (b) if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of this series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends, other than in shares of common stock or other stock ranking junior to the preferred stock of this series as to dividends and upon liquidation, may be declared or paid or set aside for payment or other distribution may be declared or made upon the common stock, or any of our other stock ranking junior to or on a parity with the preferred stock of this series as to dividends or upon liquidation, nor may any shares of common stock, or any other of our capital stock ranking junior to or on a parity with the preferred stock of this series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration or any moneys be paid to or made available for a sinking fund for the redemption of any of the shares by us except by conversion into or exchange for other shares of our stock ranking junior to the preferred stock of this series as to dividends and upon liquidation.

Redemption

If so provided in the applicable prospectus supplement, the preferred stock will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the prospectus supplement.

The prospectus supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of the preferred stock that shall be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon which will not, if the preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods, to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement.

Notwithstanding the foregoing, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on all shares of any series of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods, and (b) if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of preferred stock may be redeemed unless all outstanding preferred stock of this series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred stock of this series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of this series. In addition, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods, and (b) if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, we may not purchase or otherwise acquire, directly or indirectly, any shares of preferred stock of this series except by conversion into or exchange for our capital stock ranking junior to the preferred stock of this series as to dividends and upon liquidation; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred stock of this series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of this series.

If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by us and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of the shares held or for which redemption is requested by the holder, with adjustments to avoid redemption of fractional shares, or by lot in a manner determined by us.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on our share transfer books. Each notice will state:

•   the redemption date;

•   the number of shares and series of the preferred stock to be redeemed;

•   the redemption price;

•   the place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price;

•   that dividends on the shares to be redeemed will cease to accumulate on the redemption date; and

•   the date upon which the holder’s conversion rights, if any, as to the shares will terminate.

If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if the funds necessary for the redemption have been set aide by us in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on the preferred stock, and all rights of the holders of the preferred stock will terminate, except the right to receive the redemption price.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of our stock ranking junior to the preferred stock of this series in the distribution of assets upon any liquidation, dissolution or winding up of our company, the holders of the preferred stock are entitled to receive out of our assets of our company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share that is set forth in the applicable prospectus supplement, plus an amount equal to all dividends accumulated and unpaid thereon, which will not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no rights or claim to any of our remaining assets. In the event that, upon any voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock of this series and the corresponding amounts payable on all shares of other classes or series of capital stock of our company ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other classes or series of capital stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Our consolidation or merger with or into any other entity, or the merger of another entity with or into our company, or a statutory share exchange by us, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our company.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of our stock or otherwise, is permitted under Maryland law, amounts that would be needed, if we were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the preferred stock will not be added to our total liabilities.

Voting Rights

Except as otherwise provided in the prospectus supplement or as otherwise required by law, holders of preferred stock will have equal voting rights (one vote per share) with holders of common stock and any other preferred stock, and will vote together with holders of common stock and any other preferred stock as a single class.

Holders of outstanding preferred stock and other preferred stock, voting as a separate class, are entitled to elect two of the Company's directors. The remaining directors are elected by holders of common stock, preferred stock and other preferred stock, voting together as a single class. In addition, if at any time dividends (whether or not earned or declared) on outstanding preferred stock or other preferred stock are due and unpaid in an amount equal to two full years of dividends, and sufficient cash or specified securities have not been deposited with the auction agent for the payment of such dividends, then, the sole remedy of holders of outstanding preferred stock and other preferred stock is that the number of directors constituting the Board will be automatically increased by the smallest number that, when added to the two directors elected exclusively by the holders of preferred stock and other preferred stock, as described above, would constitute a majority of the Board. The holders of preferred stock and other preferred stock will be entitled to elect that smallest number of additional directors at a special meeting of shareholders held as soon as possible and at all subsequent meetings at which directors are to be elected. The terms of office of the persons who are directors at the time of that election will continue. If the Company thereafter shall pay, or declare and set apart for payment, in full, all dividends payable on all outstanding preferred stock and other preferred stock, the special voting rights stated above will cease, and the terms of office of the additional directors elected by the holders of preferred stock and other preferred stock will automatically terminate.

So long as any preferred stock are outstanding, the Company will not, without the affirmative vote or consent of the holders of a majority of the preferred stock outstanding at the time (voting together as a separate class):

(a)  authorize, create or issue any class or series of shares ranking prior to or on a parity with the preferred stock with respect to payment of dividends or the distribution of assets on liquidation, or authorize, create or issue additional shares of any series of the preferred stock or any other class or series of shares ranking prior to or on a parity with the preferred stock with respect to the payment of dividends or the distribution of assets on liquidation, unless, in the case of other preferred stock on parity with the preferred stock, the Company obtains written confirmation from a nationally recognized statistical rating organization (“NRSRO”)or any substitute rating agency (if any such substitute rating agency is then rating the preferred stock) that the issuance of such additional class or series would not impair the rating then assigned by such rating agency to the preferred stock and the Company continues to comply with Section 13 of the 1940 Act, the 1940 Act preferred stock Asset Coverage requirements and the preferred stock Basic Maintenance Amount requirements, in which case the vote or consent of the holders of the preferred stock is not required;

(b)  amend, alter or repeal the provisions of the Articles of Incorporation or Bylaws, whether by merger, consolidation or otherwise, so as to materially and adversely affect any preference, right or power of the preferred stock or holders of preferred stock; provided, however, that (i) none of the actions permitted by the exception to (a) above will be deemed to affect such preferences, rights or powers, (ii) a division of preferred stock will be deemed to affect such preferences, rights or powers only if the terms of such division materially and adversely affect the holders of preferred stock and (iii) the authorization, creation and issuance of classes or series of shares ranking junior to the preferred stock with respect to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Company will be deemed to affect such preferences, rights or powers only if an NRSRO is then rating the preferred stock and such issuance would, at the time thereof, cause the Company not to satisfy the 1940 Act preferred stock asset coverage or the preferred stock basic maintenance Amount;

(c)  authorize the Company's conversion from a closed-end to an open-end investment company; or

(d)  approve any reorganization (as such term is used in the 1940 Act) adversely affecting the preferred stock.

In the case of an event described in (c) or (d) above, the required approval by holders of preferred stock will be satisfied if there is an affirmative vote or consent of holders of a "majority of outstanding voting securities" (within the meaning of Section 2(a)(42) of the 1940 Act) with respect to the preferred stock.

So long as any shares of the preferred stock are outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least 66 and 2/3% of the preferred stock outstanding at the time, in person or by proxy, either in writing or at a meeting, voting as a separate class, file a voluntary application for relief under Federal bankruptcy law or any similar application under state law.

To the extent permitted under the 1940 Act, the Company will not approve any of the actions set forth in (a) or (b) above that materially and adversely affects the rights expressly set forth in the Company's Articles of Incorporation, of a holder of a series of the preferred stock or other preferred stock differently than those of a holder of shares of any other series of preferred stock or other preferred stock without the affirmative vote or consent of the holders of at least a majority of the shares of each series adversely affected. However, to the extent permitted by the Company's Articles of Incorporation, no vote of holders of common stock, either separately or together with holders of preferred stock and other preferred stock as a single class, is necessary to take the actions contemplated by (a) and (b) above. The holders of common stock will not be entitled to vote in respect of such matters, unless, in the case of the actions contemplated by (b) above, the action would materially and adversely affect the contract rights of the holders of common stock expressly set forth in the Company's charter.

The foregoing voting provisions will not apply with respect to the preferred stock if, at or prior to the time when a vote is required, such shares have been (i) redeemed or (ii) called for redemption and sufficient funds have been deposited in trust to effect such redemption.

Conversion Rights

The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock will be set forth in the applicable prospectus supplement. The terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of our preferred stock or us, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred stock.

Stockholder Liability

Maryland law provides that no stockholder, including holders of preferred stock, will be personally liable for our acts and obligations and that our funds and property shall be the only recourse for these acts or obligations.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time.  Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock.  Such warrants may be issued independently or together with shares of common stock and may be attached or separate from such shares of common stock.  We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•              the title of such warrants;

•              the aggregate number of such warrants;

•              the price or prices at which such warrants will be issued;

•              the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•              the number of shares of common stock issuable upon exercise of such warrants;

•              the price at which and the currency or currencies, including composite currencies, in which the shares of common stock purchasable upon exercise of such warrants may be purchased;

•              the date on which the right to exercise such warrants will commence and the date on which such right will expire;

•              whether such warrants will be issued in registered form or bearer form;

•              if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•              if applicable, the number of such warrants issued with each share of common stock;

•              if applicable, the date on and after which such warrants and the related shares of common stock will be separately transferable;

•              information with respect to book-entry procedures, if any;

•              if applicable, a discussion of certain U.S. federal income tax considerations; and

•              any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations and warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise or to any dividend payments or voting rights as to which holders of the shares of common stock or preferred stock purchasable upon such exercise may be entitled.

Each warrant will entitle the holder to purchase for cash such number of shares of common stock or preferred stock, at such exercise price as will, in each case, be set forth in, or be determinable as set forth in, the applicable prospectus supplement relating to the warrants offered thereby. Unless otherwise specified in the applicable prospectus supplement, warrants may be exercised at any time up to 5:00 p.m. New York City time on the expiration date set forth in applicable prospectus supplement. After 5:00 p.m. New York City time on the expiration date, unexercised warrants will be void.

Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants are presented by such warrant certificate of exercise, a new warrant certificate will be issued for the remaining amount of warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our Board of Directors approves such issuance on the basis that the issuance is in the best interests of Prospect Energy and its stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed.  The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

DESCRIPTION OF OUR DEBT SECURITIES

General

We may issue debt securities in one or more series under an indenture to be entered into between us and a trustee.  The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series.  For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•              the designation or title of the series of debt securities;

•              the total principal amount of the series of debt securities;

•              the percentage of the principal amount at which the series of debt securities will be offered;

•              the date or dates on which principal will be payable;

•              the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•              the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•              the terms for redemption, extension or early repayment, if any;

•              the currencies in which the series of debt securities are issued and payable;

•              the provision for any sinking fund;

•              any restrictive covenants;

•              any Events of Default;

•              whether the series of debt securities are issuable in certificated form;

•              any provisions for defeasance or covenant defeasance;

•              any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

•              any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•              whether the debt securities are subject to subordination and the terms of such subordination;

•              the listing, if any, on a securities exchange;

•              the name and address of the trustee; and

•              any other terms.

The prospectus supplement or other offering material will describe the federal income tax consequences and other special considerations applicable to any debt securities.

Covenants

The prospectus supplement or other offering material will describe any material covenants of a series of debt securities.

Events of Default

With respect to a series of debt securities, any one of the following events may constitute an event of default as provided in the prospectus supplement:

•  failure to pay any interest on any debt security of that series when due, continued for 30 days;

•  failure to pay principal of or any premium on any debt security of that series when due;

•  failure to deposit any sinking fund payment, when due, in respect of any debt security of that series;

•  certain events involving our bankruptcy, insolvency or reorganization; or

•  any other event of default provided with respect to debt securities of that series.

Additional or different events of default applicable to a series of debt securities may be described in a prospectus supplement or other offering material. An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities. The prospectus supplement or other offering material relating to any series of debt securities that are original issue discount securities will contain the particular provisions relating to acceleration of the stated maturity of a portion of the principal amount of that series of original issue discount securities upon the occurrence and continuation of an event of default.

Modification and Waiver

We may modify and amend the indenture with the consent of the holders of not less than the majority in aggregate principal amount of the outstanding debt securities of each series which is affected.

1940 Act Requirements

The debt securities may be secured or unsecured obligations.  Under the provisions of the 1940 Act, we are permitted, as a business development company, to issue debt only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of debt.  Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.